FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File No. 000-49751

CATALYST PAPER CORPORATION

(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane

Richmond

British Columbia, Canada V7B 1C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

EXPLANATORY NOTE

On March 8, 2013, the Registrant filed it’s annual statements on Form 6-K for the year ended December 31, 2012. Subsequent to filing the Form 6-K, the Registrant noted certain typographical error in exhibits 99.4 and 99.5. A corrected version of both exhibits, which supersedes the earlier filed versions. No other portions of the Form 6-K were amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

Date: March 13, 2013	By:	/s/ David Adderley
Name: David Adderley
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2012*
99.2	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012*
99.3	MANAGEMENT'S DISCUSSION & ANALYSIS*
99.4	CERTIFICATION OF KEVIN J. CLARKE, PRESIDENT AND CHIEF EXECUTIVE OFFICER**
99.5	CERTIFICATION OF BRIAN BAARDA, CHIEF FINANCIAL OFFICER**

* Previously filed on March 8, 2013 on Form 6-K.

** Filed herewith.